SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2
(Amendment No.           )*
BARCLAYS PLC
(Name of Issuer)
Ordinary shares, nominal value 25p per share
(Title of Class of Securities)
06738E204
(CUSIP Number)
July 22, 2008
(Date of Event Which Requires Filing this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No.	06738E204	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Qatar

	5	SOLE VOTING POWER

NUMBER OF		522,755,622

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		522,755,622

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	522,755,622

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 8 Pages

Item 1(a).	Name of Issuer:

Barclays plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Churchill Place London E14 5HP England

Item 2(a).	Name of Person Filing:

Qatar Investment Authority

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Q-Tel Tower Corniche Street PO BOX 23224 Doha Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value 25p per share

Item 2(e).	CUSIP Number:

06738E204

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

522,755,622.

(b) Percent of class: 6.4%.

Page 3 of 8 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

522,755,622.

(ii) Shared power to vote or to direct the vote

0.

(iii) Sole power to dispose or to direct the disposition of

522,755,622.

(iv) Shared power to dispose or to direct the disposition of

0.

Sheikh Hamad Bin Jassim Bin Jabr Al-Thani is the Deputy Chairman and Chief Executive Officer of Qatar Investment Authority and in such capacity may be deemed to share beneficial ownership of the 522,755,622 ordinary shares of the Issuer held by Qatar Investment Authority, but disclaims such beneficial ownership. In addition, Sheikh Hamad Bin Jassim Bin Jabr Al-Thani has reported on Schedule 13G filed under the Exchange Act that he may be deemed to share beneficial ownership of an additional 157,979,379 ordinary shares of the Issuer, or approximately 1.9% of the outstanding ordinary shares of the Issuer, held by Challenger Universal Limited which he controls through the indirect beneficial ownership of all of its outstanding shares. Sheikh Hamad Bin Jassim Bin Jabr Al-Thani disclaims such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 4 of 8 Pages

Item 10.	Certifications.
     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 1, 2008

Qatar Investment Authority
By:	/s/ Ahmad Al-Sayed
	Name:	Ahmad Al-Sayed
	Title:	Secretary to the Board

Page 6 of 8 Pages

INDEX TO EXHIBITS

Exhibit No.	Description

A	Item 7 Information

Page 7 of 8 Pages